Exhibit (a)(5)(B)

Hunter Maritime Acquisition Corp. Announces Increased Offer Price in Extension Tender Offer and Monthly Extension Contribution

October 23, 2018 - Hunter Maritime Acquisition Corp. (Nasdaq: HUNT) (the "Company" or "Hunter") announced today that it has increased the price it will offer to pay for up to 14,173,100 of its Class A common shares, par value $0.0001 per share, in its previously announced tender offer (the "Extension Tender Offer") from $10.00 to $10.125 per Class A common share.

On October 5, 2018, the Company filed proxy solicitation materials for a special meeting of shareholders to consider proposals to extend the date by which it must consummate an initial business combination from November 23, 2018 to April 23, 2019 (the "Extension"), in furtherance of a proposed business combination with NCF Wealth Holdings Limited announced on that same date (the "NCF Merger"). The Extension Tender Offer is being conducted pursuant to the Company's amended and restated articles of incorporation in connection with the Extension.

The Company also announced today that, if the Extension Tender Offer is completed and the Extension is approved, CMB NV (the "Sponsor"), or persons on its behalf,  has agreed to contribute to the Company $0.03 for each Class A common share that is not purchased in the Extension Tender Offer for each calendar month commencing on November 23, 2018 (the day by which the Company is currently required to complete its initial business combination) until April 23, 2019, or such earlier date that the Company completes its initial business combination (the "Monthly Extension Contribution").

The Class A common shares are currently listed on the Nasdaq Capital Market under the symbol "HUNT."  On October 22, 2018, the last reported sale price of the Class A common shares was $9.94 per share.  The Extension Tender Offer will expire at 5:00 p.m. New York City time on November 6, 2018, unless extended or earlier terminated by the Company (the "Expiration Date").

If the Extension is not approved or the Extension Tender Offer is not completed by November 23, 2018 (including as a result of more than 14,173,100 shares being tendered in the Extension Tender Offer), the Extension will not be effected. In such event, the Company will, as promptly as reasonably possible after November 23, 2018, but not more than ten business days thereafter, distribute the aggregate amount then on deposit in the Company's trust account, pro rata to its public shareholders in an amount of approximately $10.125 per Class A common share, by way of redemption and cease all operations except for the purposes of making such distributions and winding up of its affairs.

If the Extension is approved and the Extension Tender Offer is completed by November 23, 2018, the Company intends to consummate the NCF Merger, or another business combination in the event that the NCF Merger is not consummated, and conduct redemptions of Class A common shares pursuant to a second tender offer conducted pursuant to the Company's amended and restated articles of incorporation (the "Acquisition Tender Offer") as soon as possible, but no later than April 23, 2019. In the event an initial business combination is not consummated by April 23, 2019, the Company will, as promptly as reasonably possible after April 23, 2019, but not more than ten business days thereafter, distribute the aggregate amount then on deposit in the Company's trust account pro rata to its public shareholders by way of redemption and cease all operations except for the purposes of making such distributions and winding up of its affairs. The purchase price in the Acquisition Tender Offer or any redemption in connection with a liquidation following the approval of the Extension and completion of the Extension Tender Offer will be approximately $10.125 per Class A common share plus the aggregate amount of the Monthly Extension Contribution. Accordingly, if the Extension is approved and the Extension Tender Offer is completed, and assuming the Company takes the full period of the Extension to complete an initial business combination, the redemption amount per share in the Acquisition Tender Offer or in the event of the Company's liquidation will be approximately $10.275 per Class A common share, in comparison to the purchase price of $10.125 per share in the Extension Tender Offer.

Only Class A common shares validly tendered, and not properly withdrawn, will be purchased by the Company pursuant to the Extension Tender Offer. The Company's obligation to purchase Class A common shares pursuant to the Extension Tender Offer is subject to the satisfaction of certain conditions.  There will be no proration in the event more than 14,173,100 Class A common shares are validly tendered and not properly withdrawn. Class A common shares tendered pursuant to the Extension Tender Offer but not purchased by the Company in the Extension Tender Offer will be returned at the Company's expense promptly following the expiration of the Extension Tender Offer.  The Company's Sponsor and the members of its management team have agreed to waive their redemption rights with respect to any Class A common shares they have acquired.

The Company's board of directors recommends that existing shareholders not tender their Class A common shares after they review the Offer to Purchase, contained in the Company's tender offer statement on Schedule TO, as amended, which has been filed with the U.S. Securities and Exchange Commission (the "SEC") and which has been distributed to shareholders.

About Hunter Maritime Acquisition Corp.

Hunter Maritime Acquisition Corp. is a blank check company, also commonly referred to as a Special Purpose Acquisition Company, or SPAC, formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, debt acquisition, stock purchase, reorganization or other similar business combination, assets or one or more operating businesses.

Important Legal Information

The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell securities of the Company. The Company has filed a tender offer statement on Schedule TO, as amended, containing an offer to purchase, form of letter of transmittal and other documents relating to the Extension Tender Offer. These documents contain important information about the Extension Tender Offer that should be read carefully and considered before any decision is made with respect to the Extension Tender Offer. These materials will be made available to the shareholders of the Company at no expense to them. In addition, such materials (and all other documents filed by the Company with SEC are, and will be, available at no charge from the SEC through its website at www.sec.gov. Shareholders may also obtain free copies of the documents filed with the SEC by the Company by directing a request to Morrow Sodali LLC, as Information Agent for the Extension Tender Offer, by telephone at: (800) 662-5200 or by email at: HUNT.info@morrowsodali.com.

On October 5, 2018, the Company furnished proxy solicitation materials for a special meeting of shareholders to consider proposals to approve the Extension. On October 22, 2018, the company furnished a supplement to those materials.  Shareholders of the Company are urged to read the proxy solicitation materials, as so supplemented, Extension Tender Offer documents and the other relevant materials before making any decision with respect to the Extension and the Extension Tender Offer because they contain important information about the Extension and the Extension Tender Offer.

This press release contains "forward looking statements." Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "may," "should" and similar expressions are forward looking statements. These statements are not historical facts but instead represent only the Company's belief regarding future results, many of which, by their nature are inherently uncertain and outside of the Company's control. Actual results may differ, possibly materially, from those anticipated in these forward looking statements. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contact Information

Hunter Maritime Acquisition Corp.
Ludovic Saverys
Chief Financial Officer
Tel: +32 3 - 247 59 10
E-mail: ludovic.saverys@cmb.be

Investor Relations/Media
Morrow Sodali LLC
Tel: (800) 662-5200
E-mail: HUNT.info@morrowsodali.com